Exhibit a(1)(iii)

Email to All Eligible Participants

To:	Eligible Playtika Employees and Service Providers

Date:	November 15, 2022

Subject:	Playtika’s Option Exchange

Playtikans,

Following the option exchange information session, we wanted to send a recap of some important items. As a reminder, this is a voluntary, one-time opportunity for eligible stock option holders to exchange underwater options for a smaller number of new RSUs at a rate of 1 RSU for each 2.5 shares underlying an eligible stock option you hold.

In case you were not able to attend the information session or would like to reference what was covered, a recording can be found here.

Key Dates:

•	November 14, 2022: Commencement of option exchange

•	November 14, 2022 – December 12, 2022: Employees can elect whether to exchange options on a grant-by-grant basis through the www.myoptionexchange.com portal.

•	December 12, 2022: The option exchange window closes at 9 p.m., Pacific Time. At this time, exchanged options will be cancelled and replacement RSUs will be granted.

•	Week of December 18, 2022: Replacement RSU agreements will be available for acceptance in your Shareworks account.

Key Highlights:

•	We will be hosting group sessions over the next couple weeks to answer any questions you may have. Calendar invitations will be sent out in short order.

•	You may elect to exchange either all or none of the shares subject to any given stock option grant. No partial exchanges will be permitted.

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In most cases, the new RSUs granted in the option exchange will vest over three years in equal quarterly installments. Vesting dates may be different based on your jurisdiction. We will cover this in greater detail during our group sessions.

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Your new RSUs will be subject to the terms and conditions of an RSU agreement between you and Playtika. In all events, vesting is subject to continued service with us through the applicable vesting date. Your participation in the option exchange and receipt of any new RSUs does not provide any guarantee or promise of continued service with us.

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If you do not remain an employee or other service provider with Playtika through the date that the new RSUs are granted, then upon the termination of your service, you will cease to be an eligible service provider under the terms of the option exchange and any election that you have made to exchange any of your options pursuant to the option exchange will be ineffective. As a result, none of your options will be exchanged under the option exchange and you will not receive new RSUs.

•	Although Playtika’s Board has approved the option exchange, we will not make any recommendations as to whether you should participate in the option exchange. That is completely up to you.

To log-in to the option exchange portal, please visit www.myoptionexchange.com:

•	Your Login ID is your Playtika email address

•	Your Password: You will be required to set and confirm your password during your initial login, and a code will be sent to your email to confirm your identity.

We recommend that you consult your personal financial, legal and/or tax advisors to address questions regarding your decision whether to participate in the option exchange.

If, after you’ve read this message and accompanying materials, you still have questions, please email to@playtika.com.

Sincerely,

Shlomi Aizenberg

Chief Operating Officer

Playtika Holding Corp.